Issuer Free Writing Prospectus dated July 14, 2010

Supplementing the Preliminary Prospectus dated June 28, 2010

Filed pursuant to Rule 433

Registration File No. 333-167738

SMART Technologies Inc.

Offering of

38,830,000 Class A Subordinate Voting Shares

(the “Offering”)

The information in this free writing prospectus relates only to the Offering and should be read together with the preliminary prospectus dated June 28, 2010, relating to the Offering, included in Amendment No. 1 to the Registration Statement on Form F-1 (File No. 333-167738), as filed with the Securities and Exchange Commission on June 28, 2010, including the section entitled “Risk Factors,” before deciding to invest in the securities described below. Terms used but not defined herein have the meanings set forth in the preliminary prospectus dated June 28, 2010. References to “we,” “our,” and “us” refer to SMART Technologies Inc. and its subsidiaries.

Issuer:	SMART Technologies Inc., an Alberta corporation.

Shares Offered by Issuer:	8,800,000 Class A Subordinate Voting Shares.

Shares Offered by the Selling Shareholders:	30,030,000 Class A Subordinate Voting Shares (35,854,500 if the underwriters’ option to purchase additional shares is exercised in full).

Over-allotment Option:	Intel Corporation (“Intel”) and funds advised or managed by Apax Partners L.P. and Apax Partners Europe Managers Ltd. (collectively, “Apax Partners”) have granted the underwriters an option to purchase up to 5,824,500 additional Class A Subordinate Voting Shares at $17.00 per share for a period of 30 days from the date of this free writing prospectus.

Total Shares to be Outstanding Immediately After the Offering:	Class A Subordinate Voting Shares (or 50,133,096 shares if the underwriters’ option to purchase additional shares is exercised in full)	44,308,596 shares
	Class B Shares (or 73,639,695 shares if the underwriters’ option to purchase additional shares is exercised in full)	79,464,195 shares

	Total (or 123,772,791 shares if the underwriters’ option to purchase additional shares is exercised in full)	123,772,791 shares

Initial Public Offering Price to Public:	$17.00 per share Approximately $660.1 million total (or approximately $759.1 million total if the underwriters’ option to purchase additional shares is exercised in full).

Underwriting Discounts and Commissions:	$0.8925 per share Approximately $34.7 million total (or approximately $39.9 million total if the underwriters’ option to purchase additional shares is exercised in full).

Proceeds, Before Expenses, to the Issuer:	$141.7 million.

Proceeds, Before Expenses, to the Selling Shareholders:	$483.7 million ($577.5 million if the underwriters’ option to purchase additional shares is exercised in full).

Participant Equity Loan Plan:	Based on the initial offering price of $17.00 per share, immediately following closing of this Offering (1) 1,951,595 of the performance-based shares held by our employees will become unrestricted and 1,301,063 performance-based shares held by our employees will remain restricted, and (2) a total of $2.9 million in principal amount of loans will remain outstanding to participants other than our executive officers.

Pricing Date:	July 14, 2010.

Closing Date:	July 20, 2010.

PRINCIPAL AND SELLING SHAREHOLDERS

The following table sets forth information regarding beneficial ownership of our shares as of July 14, 2010 by:

•	each person known by us to be the beneficial owner of more than 5% of our shares;

•	our named executive officers;

•	our directors;

•	our directors and executive officers as a group; and

•	all selling shareholders.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. As required by those rules, the number of shares beneficially owned by any person includes any shares the individual has the right to acquire within 60 days of July 14, 2010. For purposes of calculating each person’s or group’s percentage ownership, stock options exercisable within 60 days are included for that person or group, but not for the share ownership of any other person or group.

Except as noted by footnote, and subject to community property laws where applicable, the persons named in the table below have sole voting and investment power with respect to all Class A Subordinate Voting Shares and Class B Shares shown as beneficially owned by them.

The table assumes that the 2010 Reorganization described under “Description of Share Capital—2010 Reorganization” in the preliminary prospectus dated June 28, 2010 has occurred with the effective conversion of the shareholder note payable and our cumulative preferred shares together with all accrued interest and accumulated dividends thereon through May 22, 2010 into Class B Shares or Class A Subordinate Voting Shares at the initial public offering price of $17.00 per share. The table below lists the applicable percentage ownership based on 24,029,146 Class A Subordinate Voting Shares and 90,943,645 Class B Shares outstanding as of July 14, 2010 (after giving effect to the foregoing assumption), and also lists applicable percentage ownership based on Class A Subordinate Voting Shares and Class B Shares to be outstanding immediately after the closing of this offering (without giving effect to the underwriters’ option to purchase up to 5,824,500 additional Class A Subordinate Voting Shares).

If the underwriters’ option to purchase an additional 5,824,500 Class A Subordinate Shares is exercised in full, Apax Partners, Intel and IFF will beneficially own shares representing 39.3%, 19.7% and 34.6%, respectively of our total voting power.

	Shares Beneficially Owned Prior to Offering							Shares Beneficially Owned After Offering
	Class B Shares		Class A Subordinate Voting Shares		% Total Voting Power	Shares Offered	Shares Offered as a % of Total Share Capital	Class B Shares		Class A Subordinate Voting Shares		% Total Share Capital	% Total Voting Power
Name and Address of Beneficial Owner(1)	Shares	%	Shares	%				Shares	%	Shares	%
5% shareholders:
Funds advised or managed by Apax Partners(2)	42,438,247	46.7%	12,350,533	51.4%	46.8%	19,993,289	17.4%	34,795,491	43.8%	–	0.0%	28.1%	41.5%
Intel Corporation(3)	21,303,327	23.4%	6,200,017	25.8%	23.5%	10,036,711	8.7%	17,466,633	22.0%	–	0.0%	14.1%	20.8%
IFF Holdings Inc.	27,202,071	29.9%	–	0.0%	29.1%	–	0.0%	27,202,071	34.2%	–	0.0%	22.0%	32.4%
Directors and Executive Officers:
David A. Martin(4) (5)	27,202,071	29.9%	450,000	1.9%	29.2%	–	0.0%	27,202,071	34.2%	450,000	1.0%	22.3%	32.5%
Nancy L. Knowlton(4) (5)	27,202,071	29.9%	450,000	1.9%	29.2%	–	0.0%	27,202,071	34.2%	450,000	1.0%	22.3%	32.5%
Salim Nathoo(6)	42,438,247	46.7%	12,350,533	51.4%	46.8%	19,993,289	17.4%	34,795,491	43.8%	–	0.0%	28.1%	41.5%
Arvind Sodhani(7)	21,303,327	23.4%	6,200,017	25.8%	23.5%	10,036,711	8.7%	17,466,633	22.0%	–	0.0%	14.1%	20.8%
Michael J. Mueller	–	0.0%	–	0.0%	0.0%	–	0.0%	–	0.0%	–	0.0%	0.0%	0.0%
Robert C. Hagerty	–	0.0%	–	0.0%	0.0%	–	0.0%	–	0.0%	–	0.0%	0.0%	0.0%
Thomas F. Hodson(5)	–	0.0%	312,500	1.3%	0.0%	–	0.0%	–	0.0%	312,500	0.7%	0.3%	0.0%
G.A. (Drew) Fitch(5)	–	0.0%	312,500	1.3%	0.0%	–	0.0%	–	0.0%	312,500	0.7%	0.3%	0.0%
Jeffrey A. Losch(5)	–	0.0%	212,500	0.9%	0.0%	–	0.0%	–	0.0%	212,500	0.5%	0.2%	0.0%
All directors and executive officers as a group (9 persons):	90,943,645	100.0%	20,288,050	84.4%	99.6%	30,030,000	26.1%	79,464,195	100.0%	1,737,500	3.9%	65.6%	94.9%

(1)	Except as otherwise indicated, the address for each beneficial owner is c/o SMART Technologies Inc., 3636 Research Road NW, Calgary, AB T2L 1Y1 Canada.
(2)

Represents shares beneficially owned by Apax US VII, L.P., which is advised by Apax Partners L.P., and Apax Europe V (a collective of 9 partnerships comprised of Apax Europe V – A, L.P., Apax Europe V – B, L.P., Apax Europe V C GmbH & Co. KG, Apax Europe V – D, L.P., Apax Europe V – E, L.P., Apax Europe V – F, C.V., Apax Europe V – G, C.V., Apax Europe V – 1, LP and Apax Europe V-2, LP), which is managed by Apax Partners Europe Managers Ltd., which is advised by Apax Partners LLP. Apax US VII, L.P. and Apax Europe V each disclaim beneficial ownership of the shares held by the other. The address of Apax Partners LLP and Apax Partners Europe Managers Ltd., is 33 Jermyn Street, London, UK, SW1Y 6DN and the address of Apax Partners L.P. is 601 Lexington Avenue, 53rd Floor, New York, NY 10022.

(3)	The address of Intel Corporation is 2200 Mission College Boulevard, Santa Clara, California.
(4)

Includes 27,202,071 Class B Shares owned by IFF Holdings Inc., a corporation with respect to which David A. Martin and Nancy L. Knowlton own 100% of the securities directly or indirectly. Mr. Martin and Ms. Knowlton may be deemed to be beneficial owners of shares owned by IFF Holdings Inc. All Class A Subordinate Voting Shares owned directly by Mr. Martin and Ms. Knowlton were issued pursuant to the Participant Equity Loan Plan and are subject to voting trust agreements among the shareholder, the company and Ms. Knowlton, as voting trustee, whereby Mr. Martin and Ms. Knowlton have agreed that Ms. Knowlton, as voting trustee, shall be entitled to vote such shares until such time as the shares have become unrestricted, the closing of this offering has occurred and the loan in respect of such shares has been repaid. See “Executive Compensation—Participant Equity Loan Plan” in the preliminary prospectus dated June 28, 2010.

(5)

All Class A Subordinate Voting Shares owned by Mr. Hodson, Mr. Fitch and Mr. Losch were issued pursuant to the Participant Equity Loan Plan and are subject to voting trust agreements among the shareholder, the company and Ms. Knowlton, as voting trustee, whereby Messrs. Hodson, Fitch and Losch have agreed that Ms. Knowlton, as voting trustee, shall be entitled to vote such shares until such time as the shares have become unrestricted, the closing of this offering has occurred and the loan in respect of such shares has been repaid. See “Executive Compensation—Participant Equity Loan Plan” in the preliminary prospectus dated June 28, 2010.

(6)

Includes the Class B Shares and Class A Subordinate Voting Shares beneficially owned by funds advised or managed by Apax Partners. Mr. Nathoo is a partner at Apax Partners LLP. but disclaims beneficial ownership of these shares.

(7)

Includes the Class B Shares and Class A Subordinate Voting Shares owned by Intel Corporation. Mr. Sodhani is the executive vice president of Intel Corporation and has shared voting and investment authority over these shares. However, Mr. Sodhani disclaims beneficial ownership of these shares except to the extent of his pecuniary interest arising therein.

DILUTION

The following table summarizes the differences between our existing shareholders and new investors with respect to the number of shares purchased, the total consideration paid, and the average price per share paid by existing shareholders and by new investors purchasing shares in this offering. The calculations with respect to shares purchased by new investors in this offering reflect the initial public offering price of $17.00 per Class A Subordinate Voting Share:

	Shares Purchased		Total Consideration
	Number	Percent	Amount	Percent	Average Price Per Share
Existing shareholders	84,942,791	68.6%	$228,667,546	25.7%	$2.69
New investors	38,830,000	31.4%	660,110,000	74.3%	17.00

Total	123,772,791	100%	$888,777,546	100%	$7.18

The discussion and tables above exclude:

•

1,140,000 Class A Subordinate Voting Shares issuable upon the exercise of options to purchase our Class A Subordinate Voting Shares to be issued in connection with this offering at an exercise price equal to the initial public offering price; and

•	11,237,279 Class A Subordinate Voting Shares reserved for issuance under our 2010 Equity Incentive Plan, which will be effective upon completion of this offering.

If all the options described in the first bullet above were exercised, then our existing shareholders, including the holders of these options, would own 68.9% and our new investors would own 31.1% of the total share capital outstanding upon the closing of this offering.

The Issuer has filed a registration statement (including a preliminary prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus in that registration statement and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the preliminary prospectus if you request it by calling Morgan Stanley & Co. Incorporated toll-free at 1-866-718-1649, Deutsche Bank Securities Inc. toll-free at 1-800-503-4611 or RBC Dominion Securities Inc. toll-free at 1-877-822-4089.

This communication should be read in conjunction with the preliminary prospectus dated June 28, 2010. The information in this communication supersedes the information in the preliminary prospectus to the extent it is inconsistent with the information in such preliminary prospectus.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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